UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INDEPENDENCE BANCSHARES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45338E 10 7

(CUSIP Number)

Martha L. Long, Principal Financial Officer

c/o Independence Bancshares, Inc.

500 East Washington Street

Greenville, South Carolina 29601

864-672-1776

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45338E 10 7

1	NAMES OF REPORTING PERSONS Baird Hageman & Co., LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 900,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%

14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 45338E 10 7

1	NAMES OF REPORTING PERSONS Gordon A. Baird

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,672,250
	8	SHARED VOTING POWER 900,000
	9	SOLE DISPOSITIVE POWER 1,672,250
	10	SHARED DISPOSITIVE POWER 900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,572,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 45338E 10 7

1	NAMES OF REPORTING PERSONS Alvin G. Hageman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 490,250
	8	SHARED VOTING POWER 900,000
	9	SOLE DISPOSITIVE POWER 490,250
	10	SHARED DISPOSITIVE POWER 900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,390,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%

14	TYPE OF REPORTING PERSON (See Instructions) IN

Explanatory Note

This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2013, as amended by Amendment No. 1 filed with the Commission on January 17, 2013 (the “Schedule 13D”), by Baird Hageman & Co., LLC and Gordon A. Baird.  The following amendments to the Schedule 13D are hereby made.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the initial Schedule 13D.

Item 1.

Security and Issuer

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to shares of common stock (“Common Stock”) of Independence Bancshares, Inc., a South Carolina corporation (the “Company”).  The principal executive offices of the Company are located at 500 East Washington Street, Greenville, South Carolina 29601.

Item 2.

Identity and Background

Item 2 is hereby amended and restated as follows:

This Schedule 13D is being filed by Baird Hageman & Co., LLC (“Baird Hageman”), Gordon A. Baird (“Mr. Baird”), and Alvin G. Hageman (“Mr. Hageman” and together with Baird Hageman and Mr. Baird, the “Reporting Persons”).  The Reporting Persons business address is 500 East Washington Street, Greenville, South Carolina 29601.  Mr. Baird and Mr. Hageman are the sole authorized members of the Members Board of Baird Hageman and, therefore, each is in a position to determine the investment and voting decisions made by Baird Hageman.  Mr. Baird’s principal occupation is the President and Chief Executive Officer of the Company.  Mr. Hageman’s principal occupation is Co-Chief Investment Officer and Partner of MPIB Holdings, LLC, a company formed in 2011 by Mr. Hageman and Mr. Baird to develop proprietary software that will support transaction services banks.  Mr. Baird and Mr. Hageman are citizens of the United States.

During the last five years, neither Mr. Baird nor Mr. Hageman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither Mr. Baird nor Mr. Hageman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

On December 31, 2012, Baird Hageman purchased 1,562,500 shares of Common Stock of the Company in a private offering for a total of $1,250,000 in cash.  The shares of Common Stock were purchased by Baird Hageman with working capital.

As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on January 7, 2013, in connection with the consummation of the private offering, the Board of Directors of the Company announced the appointment of Mr. Baird as its president and chief executive officer as well as a director of the Company effective December 31, 2012.  In conjunction with Mr. Baird’s appointment, the Company entered into a Stock Option Award Agreement with Mr. Baird pursuant to which Mr. Baird was granted options (the “Base Options”) to purchase 375,000 shares of Common Stock under the terms of the Company’s 2005 Stock Incentive Plan, as amended (the “Stock Incentive Plan”), with the Base Options vesting as of December 31, 2012.  The exercise price for each Base Option is $0.80 per share, and the Base Options expire on December 31, 2022 unless fully exercised or terminated earlier.  In addition, pursuant to the Stock Option Award Agreement, Mr. Baird was granted options to purchase 1,125,000 shares of Common Stock under the terms of the Stock Incentive Plan subject to the receipt of necessary regulatory approvals (the “Contingent Options” and together with the “Base Options” the “Options”).  On May 14, 2013, Mr. Baird received regulatory approval for the Contingent Options and, as a result, on May 16, 2013 the Board of Directors of the Company ratified the grant of the Contingent Options at an exercise price of $0.80 per share pursuant to the terms of the Stock Incentive Plan.  The Contingent Options incrementally vest over a three-year period (from the initial grant date of December 31, 2012) and upon the achievement of certain performance milestones (16.7%, or 187,500 shares, vest every six months beginning on June 30, 2013, provided that certain performance milestones have been met), provided that the Contingent Options will vest in full upon a change in control as defined in the Stock Option Award Agreement.  The Options may be exercised by Mr. Baird with personal funds.

On March 7, 2013, Baird Hageman distributed 172,250 shares and 490,250 shares of Common Stock of the Company to Mr. Baird and Mr. Hageman, respectively, the sole members of Baird Hageman. The shares of Common Stock of the Company were distributed to the members and approved by the Company and the members in accordance with the terms of the Operating Agreement of Baird Hageman.

Item 4.

Purpose of Transaction

Item 4 is hereby amended and restated as follows:

The disclosure provided in Items 1 and 3 of this Schedule 13D is incorporated into this Item 4 by reference.

The Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b)

As of May 13, 2013, the Company had 19,733,760 shares of Common Stock issued and outstanding.  Baird Hageman possesses shared voting and dispositive power and beneficially owns 900,000 shares of the Common Stock, representing 4.6% of the outstanding Common Stock.  Because Mr. Baird and Mr. Hageman serve as the sole authorized members of the Members Board of Baird Hageman, each may be deemed to possess shared voting and dispositive power over the 900,000 shares of Common Stock held by Baird Hageman.

Mr. Baird will possess sole voting and dispositive power over the shares of Common Stock received upon exercise of the Options, and Mr. Baird possesses sole voting and dispositive power over the 172,250 shares of Common Stock distributed by Baird Hageman to Mr. Baird on March 7, 2013.  Accordingly, as May 13, 2013, Mr. Baird may be deemed to beneficially own an aggregate of 2,572,250 shares of the Common Stock (900,000 shares held by Baird Hageman, 172,250 shares distributed by Baird Hageman to Mr. Baird, and 1,500,000 shares held by Mr. Baird assuming the Options are exercised in full), representing 12.1% of the outstanding Common Stock.

Mr. Hageman possesses sole voting and dispositive power over the 490,250 shares of Common Stock distributed by Baird Hageman to Mr. Hageman on March 7, 2013.  Accordingly, as May 13, 2013, Mr. Hageman may be deemed to beneficially own an aggregate of 1,390,250 shares of the Common Stock (900,000 shares held by Baird Hageman and 490,250 shares distributed by Baird Hageman to Mr. Baird), representing 7.0% of the outstanding Common Stock.

(c)

The only transactions effected by the Reporting Persons in shares of Common Stock or securities convertible into, or exercisable or exchangeable for, Common Stock, within the past 60 days is described in Item 3 of this Schedule 13D.

(d)

Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons.

Item 7.

Material to Be Filed as Exhibits

Exhibit 1    Joint Filing Agreement, dated January 9, 2013 by and between Baird Hageman & Co., LLC and Gordon A. Baird (incorporated by reference to Exhibit 1 of the initial Schedule 13D filed on January 10, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 16, 2013

Baird Hageman & Co., LLC

By: /s/ Gordon A. Baird

Gordon A. Baird, an authorized member of

the Members Board

/s/ Gordon A. Baird

Gordon A. Baird

/s/ Alvin G. Hageman

Alvin G. Hageman